Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

Steven I. Suzzan	direct dial:	(212) 318-3092
Partner	telephone:	(212) 318-3000
ssuzzan@fulbright.com	facsimile:	(212) 318-3400
RANDGOLD RESOURCES LIMITED HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83. THIS RESPONSE LETTER OMITS CERTAIN CONFIDENTIAL INFORMATION THAT HAS BEEN DELIVERED SEPARATELY TO THE DIVISION OF CORPORATION FINANCE. THE OMISSIONS ARE DENOTED WITH FOUR ASTERISKS (****).
January 23, 2009
VIA EDGAR AND TELECOPY
Chris White, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 24, 2008 File No. 0-49888
Dear Mr. White:
     On behalf of Randgold Resources Limited (the “Company”), we hereby submit to you the Company’s response to the comments and questions included in the Staff’s comment letter dated December 18, 2008 in connection with the above-referenced Annual Report on Form 20-F.
     All responses to the comments set forth in this letter have been prepared by the Company in consultation with its independent auditors, and are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the December 18, 2008 comment letter, are the Company’s responses to the Staff’s comments.

Securities and Exchange Commission
January 23, 2009

Form 20-F filed June 24, 2008
Note 11. Available-For-Sale Financial Assets, page F-27
1.	We note your response to prior comment 1 in our letter dated September 23, 2008, as well as your Form 6-K submitted on November 7, 2008, and request that you provide us with the following additional information regarding the auction rate securities.
(a)	Please identify the securities in question, along with the terms of such securities. Please include the maturity dates, if any.
Response: Please refer to the table included in Appendix A for a list of the securities in question, along with the terms of such securities and the average maturity dates of the underlying securities.
(b)	Please identify the specific nature of the underlying collateral.
Response: Please refer to the table included in Appendix A which includes a description of the nature of underlying collateral for each security.
(c)	You state in your response that you considered the underlying collateral for each ARS investment to assess whether there was sufficient underlying assets to secure the ARS investments. Tell us how you considered the underlying collateral and you determined the fair value of such assets when you evaluated for possible impairment at December 31, 2007, and for each quarter of 2008.
Response: The Company assesses the recoverability of its financial assets whenever events or circumstances indicated that the carrying amount may not be fully recoverable, and at each reporting period. In the absence of observable market transactions for these assets or comparable assets with common characteristics, the Company evaluated the ARS investments for possible impairment at each reporting period as follows:
•	The Company relied on independent third party ratings to conclude that each ARS investment that retained an investment grade rating at the end of each measurement period was not impaired.
•	The Company performed an impairment analysis on each ARS investment that was downgraded below investment grade during the applicable measurement period.
The Company obtained independent third party ratings confirmations by way of international ratings agencies (S & P, Fitch and Moody’s), to verify that the investments remained ‘investment grade’ rated. At December 31, 2007, all of the investments carried investment grade ratings (all were AAA rated from at least two rating agencies at that date) and remained investment grade rated by at least one of the rating agencies at June 30, 2008. In

Securities and Exchange Commission
January 23, 2009

the third quarter of 2008, ratings downgrades below ‘investment grade rating’ were observed, which contributed to the Company’s decision to recognize impairment in these securities (the “Downgraded ARS Investments”).
The Company considered the underlying collateral for each Downgraded ARS Investment to assess whether there were sufficient underlying assets to secure the ARS Downgraded investments in order to determine whether the Downgraded ARS Investment was impaired, and the amount of such impairment, if any. The underlying collateral was considered with regard to analysis and data provided by the ratings agencies. The assessment was carried out by analyzing (i) the credit rating assigned to the collateral by the independent ratings agencies, (ii) the historical default ratio of assets with the same credit rating and (iii) the recovery ratio in respect of assets that had defaulted with such credit ratings, as assigned by the Trustees of the ARS security. Based on this information, the Company calculated a revised value for the underlying collateral and compared the revised value to the total amount owed to the holders of the Company’s ARS securities, and to the holders of the ARS securities ranking senior to the ARS securities held by the Company. To the extent that this analysis showed that the value of the underlying collateral was less than the amounts owed to the holders and the Company’s ARS securities and the holders of senior ranking securities, such shortfall was provided for as an impairment in the financial statements.
The Company has continued to receive interest on all of the ARS investments.
(d)	Tell us how the securities were rated by the rating agencies at September 30, 2008 and subsequently.
Response: Please refer to the table in Appendix B which includes the credit ratings at each quarter end and as at January 16, 2009.
(e)	Clarify for us whether the fraud and arbitration proceedings described in your November 7, 2008, Form 6-K relate to all of your auction rate securities or only those that were considered by you to be impaired during the third quarter of 2008.
Response: The fraud and arbitration proceedings referred to in the Company’s November 7, 2008, Form 6-K are in respect of all the securities listed in Appendix A.
(f)	Provide your analysis of the expected recovery period of the securities.
Response: In the absence of normal trading conditions returning to the market, the timing of which is extremely difficult to predict, the expected recovery periods of the securities are estimated based on the expected maturity of the underlying collateral. Please refer to last column of the table in Appendix A which includes the expected maturity of the underlying

Securities and Exchange Commission
January 23, 2009

collateral. This gives an indication of the likely timing of cash flows which would provide the ability to redeem the Company’s security.
(g)	Describe your ability and intent to hold the securities until a forecasted recovery in fair value and/or to maturity, if any.
Response: As disclosed in the Company’s November 7, 2008, Form 6-K, the Company currently hold approximately $260 million in cash. Based on its current anticipated cash flows from operations and current anticipated future capital expenditure, the Company anticipates that it will have substantial cash balances in the foreseeable future, even assuming lower gold prices than currently being obtained. The Company does not believe that it is reliant on the sale of these securities to fund its business and currently has no intention of disposing of these securities. The Company commenced an arbitration proceeding against the investment bank which facilitated these investments. The Company believes this procedure is likely to be concluded by the end of 2009, at which point, the Company will assess the options available to it.
2.	Please expand disclosure in item 3 (Risk Factors) and item 5 (Critical Accounting Policies and Liquidity and Capital Resources) of future filings to include the terms of the auction rate securities, including maturity dates, auction reset provisions and interest rate provisions, the nature of the collateral, the cause of impairment, and information with regard to your ability and intent to hold the securities until liquidity recovers.
Response: The Company acknowledges the Staff’s comments and advises the Staff that it will add this information in future filings.
3.	Please ensure that you provide all the disclosure required by IFRS 7, paragraphs 31-42, with regard to the auction rate securities in future filings.
Response: The Company acknowledges the Staff’s comments and advises the Staff that it will add this information in future filings.
Request for Confidential Treatment
     Pursuant to the provisions of 5 U.S.C. 552 and 17 C.F.R. 200.80 and 200.83 under the Freedom of Information Act (the “FOIA”), the Company respectfully requests confidential treatment of the portions of this letter that are double-underlined (the “Confidential Information”). This confidentiality request expressly includes and applies to all memoranda, notes, transcripts or other records of any sort whatsoever created by, or at the direction of, any employee of the Commission (or any other government agency) which incorporate, include or relate to any of the Confidential Information.

Securities and Exchange Commission
January 23, 2009

     The Company believes that the Confidential Information contains information that is covered by one or more exemptions in the FOIA. In particular 17 C.F.R 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential.
     If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the Confidential Information, we specifically request that the Company be: (1) promptly notified of any such request; (2) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (3) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, the Company requests an opportunity to be heard on such matter.
     Pursuant to Rule 83, a copy of this request (but not this response letter) is also being delivered to the Freedom of Information Act Officer of the Commission.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.
Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan
Enclosures

cc:	Sandy Eisen, Esq. (Securities and Exchange Commission) D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)

Securities and Exchange Commission
January 23, 2009

Appendix A

Security	Amount US$m	Description of investment and key terms	Nature of underlying collateral	Expected repayment periods of underlying collateral relating to RRL investment tranch
[****]	[****]	- Collaterized Loan Notes - Interest rate : 1 month LIBOR plus 125 bps	Corporate debt issued by large and medium size corporations, substantially all investment grade rates	2017
[****]	[****]	- Collaterized Debt Obligation
- A-2 Second Priority tranch
- Underlying maturity : 2039
- Average expected repayment period of underlying collateral : 5-7 years
		- Interest rate : 1 month LIBOR plus 93 bps	ABS — CMBS Conduit Securities (17%) ABS — Home Equity Loans Securities (24%) ABS — Residential A Mortgage (44%) CBO — Baa (6%) Other (9%)	5-7 years
[****]	[****]	- Collaterized Debt Obligation
- A-2 Second Priority tranch
- Underlying maturity : 2039
- Average expected repayment period of underlying collateral : 5-7 years
		- Interest rate : 1 month LIBOR plus 75 bps	ABS — Residential A Mortgage (29%) ABS — Residential B&C Mortgage (20%) CBO — Aa (27%) CBO — Aaa (23%) Sundry (1%)	7 years and longer
[****]	[****]	- Collaterized Debt Obligation
- A-2 Second Priority tranch
- Underlying maturity : 2039
- Average expected repayment period of underlying collateral : 5-7 years
		- Interest rate : 1 month LIBOR plus 75 bps	ABS — Residential A Mortgage (31%) ABS — Residential B&C Mortgage (31%) CBO — Aa (23%) CBO — Aaa (12%) Sundry (3%)	5-10 years
[****]	[****]	- Collaterized Debt Obligation
- A-2 Second Priority tranch
- Underlying maturity : 2039
- Average expected repayment period of underlying collateral : 5-7 years
		- Interest rate : 1 month LIBOR plus 55 bps	CLO Securities (94%) Other (6%)	10 years and longer
[****]	[****]	- Collaterized Debt Obligation
- A-2 Second Priority tranch
- Underlying maturity : 2039
- Average expected repayment period of underlying collateral : 5-7 years
		- Interest rate : 1 month LIBOR plus 95 bps	ABS — Automobile Securities (6%) ABS — CMBS Conduit Securities (9%) ABS — Residential A Mortgage (17%) ABS — Residential B&C Mortgage (55%) Other (13%)	2-5 years
[****]

Securities and Exchange Commission
January 23, 2009

* Notes to underlying collateral
The following additional terms have the respective meanings set forth below within the context of the response letter.
Automobile Securities means Asset-Backed Securities that entitle the holders thereof to receive payments that depend on the cash flow from installment sale loans made to finance the acquisition of, or from leases of, automobiles.
CBO/CLO Securities means Asset-Backed Securities that entitle the holders thereof to receive payments that depend on the cash flow from a portfolio of commercial and industrial bank loans, other asset-backed securities or corporate debt securities or any combination of the foregoing
CMBS Conduit Securities means Asset-Backed Securities issued by a single-seller or multi-seller conduit under which the holders of such Asset-Backed Securities have recourse to a specified pool of assets on the cash flow from a pool of commercial mortgage loans.
Home Equity Loan Securities means Asset-Backed Securities that entitle the holders thereof to receive payments that depend on the cash flow from balances outstanding under loans or lines of credit secured by residential real estate (single or multi-family properties) the proceeds of which loans or lines of credit are not used to purchase such real estate or to purchase or construct dwellings thereon.
Residential A Mortgage Securities means Asset-Backed Securities that entitle the holders thereof to receive payments that depend on the cash flow from residential mortgage loans secured (on a first priority basis, subject to permitted liens, easements and other encumbrances) by residential real estate (single or multi-family properties) the proceeds of which are used to purchase real estate and purchase or construct dwellings thereon (or to refinance indebtedness previously so used), where the mortgage loans have generally been underwritten to the standards of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (without regard to the size of the loan)
Residential B/C Mortgage Securities means Asset-Backed Securities that entitle the holders thereof to receive payments that depend on the cash flow from residential mortgage loans secured (on a first priority basis, subject to permitted liens, easements and other encumbrances) by subprime residential real estate (single or multi-family properties) the proceeds of which are used to purchase real estate and purchase or construct dwellings thereon (or to refinance indebtedness previously so used), where the mortgage loans have generally not been underwritten to the standards of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (without regard to the size of the loan)

Securities and Exchange Commission
January 21, 2009

Appendix B
Ratings History

		Moody	S&P	Fitch
[****]
US$ [****]
	31-Dec-07	NR	AAA	AAA
	31-Mar-08	NR	AAA	AAA
	30-Jun-08	NR	AAA	AAA
	30-Sep-08	NR	AAA	A+
	31-Dec-08	NR	A-	A
	16-Jan-09	NR	A-	A-

[****]
US$ [****]
	31-Dec-07	Aaa	AAA	NR
	31-Mar-08	Aaa	AAA	NR
	30-Jun-08	Aaa	AAA	NR
	30-Sep-08	Aaa	AAA	NR
	31-Dec-08	A2	AAA	NR
	16-Jan-09	A2	AAA	NR

[****]
US$ [****]
	31-Dec-07	Aaa	NR	AAA
	31-Mar-08	Aaa	NR	AAA
	30-Jun-08	Ba1	NR	AAA
	30-Sep-08	B2	NR	AAA
	31-Dec-08	Caa2	NR	AAA
	16-Jan-09	Caa2	NR	AAA

Securities and Exchange Commission
January 23, 2009

Appendix B (continued)
Ratings History (continued)

		Moody	S&P	Fitch
[****]
US$ [****]
	31-Dec-07	Aaa	NR	AAA
	31-Mar-08	Aaa	NR	AAA
	30-Jun-08	Aa1	NR	AAA
	30-Sep-08	Aa1	NR	AAA
	31-Dec-08	A1	NR	AAA
	16-Jan-09	A1	NR	AAA

[****]
US$ [****]
	31-Dec-07	AAA	AAA	NR
	31-Mar-08	AAA	AAA	NR
	30-Jun-08	Ba1	BBB	NR
	30-Sep-08	Ba1	CC	NR
	31-Dec-08	Caa3	CC	NR
	16-Jan-09	Caa3	CC	NR

[****]
US$ [****]
	31-Dec-07	Aaa	AAA	AAA
	31-Mar-08	Aaa	AAA	AAA
	30-Jun-08	Aaa	AAA	BBB
	30-Sep-08	Aaa	AAA	BBB
	31-Dec-08	Baa1	AAA	BBB
	16-Jan-09	Baa1	AAA	BBB
NR : Not Rated